Exhibit 99.1

IR-083
CNinsure Announces Expansion Into E-Commerce Insurance Business
GUANGZHOU, China, July 29, 2010/PRNewswire-Asia-FirstCall/ — CNinsure Inc. (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced the acquisition of majority equity interest in InsCom Holding Limited(“InsCom”), which beneficially owns 100% equity interest in Shenzhen InsCom E-commerce Co., Ltd. (“Shenzhen InsCom”), a leading independent online insurance service provider in China. The transaction is expected to close in the fourth quarter of 2010, subject to certain consents, authorizations and other customary closing conditions.
Headquartered in Shenzhen, a special economic zone in south China, Shenzhen InsCom currently operates a widely recognized independent e-commerce insurance website in China that offers a variety of insurance products online as well as the most up-to-date industry and regulatory information.
Pursuant to the agreement with the selling shareholder, CNinsure will acquire 65.1% equity interest in InsCom for RMB84 million. Meanwhile, as part of the corporate restructuring of InsCom, CNinsure’s equity interests in six of its affiliated property & casualty insurance agencies will be transferred to an affiliated subsidiary of InsCom in exchange for preference shares newly issued by InsCom. With the preference shares, CNinsure is entitled to all of the profits of InsCom for a certain period and reserves the right to require InsCom to redeem the preference shares.
Upon completion of the transaction, the operation of Shenzhen InsCom will come under the leadership of Mr Chunlin Wang, head of CNinsure’s property & casualty insurance business unit, who will serve as Chairman and CEO, and Mr Yuan Tian, the former Chairman and CEO of Shenzhen InsCom, who will be the vice president.
Commenting on the acquisition, Mr. Yinan Hu, Chairman and CEO of CNinsure, stated, “We are thrilled to announce the strategic acquisition of InsCom. It is a milestone that marks our step forward into the online insurance distribution business which we expect will enjoy flourishing growth in the coming years as consumers are inspired by the convenience of buying daily commodities online and begin to place their interests in shopping online for commodity-typed insurance products such as auto insurance, accident insurance, homeowner insurance and travel insurance etc.”
“The change in consumption habits must come with changes in how insurance is sold. We expect that the traditional way of insurance distribution that primarily relies on on-the-ground distribution will be replaced by a multi-channel distribution system, which will create substantial room for the development of online-sales and telemarketing. Bringing InsCom in-house is one of our proactive strategies that respond to the emerging market trends.”

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Mr Hu continued, “Upon acquisition, we will allocate resources to further strengthen InsCom’s existing call center and e-commerce platform. In the meantime, we understand how essential it is for online and offline integration. Therefore, we intend to combine the brand-new call center and the reinforced e-commerce platform of InsCom with CNinsure’s nation-wide distribution and service network established during its over ten-year operating history to supplement online sales with ground support. With proper integration, and by sharing our customer base and technology competencies, we expect the acquisition will generate compelling synergies for both parties. We are also confident that CNinsure who can always adapt itself to market changes in a proactive manner will be able to further entrench its leading position in the long run and maintain its stable and sustainable development.”
About CNinsure Inc.
CNinsure is a leading independent insurance intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by both domestic and foreign insurance companies operating in China, and provides insurance claims adjusting service as well as other insurance-related services.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of July 29, 2010, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

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For more information, please contact:
Oasis Qiu
Investor Relations Officer
Tel: +86-20-61222777-850
Email: qiusr@cninsure.net

Source: CNinsure Inc.